EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2013	2012	2011	2010	2009
Earnings:
Income before (provision) benefit for income taxes	$29,277	$9,897	$10,483	$12,684	$13,520
Equity in earnings of unconsolidated businesses	(142)	(324)	(444)	(508)	(553)
Dividends from unconsolidated businesses	40	401	480	510	942
Interest expense (1)	2,667	2,571	2,827	2,523	3,102
Portion of rent expense representing interest	851	837	817	837	839
Amortization of capitalized interest	177	162	148	139	134

Earnings, as adjusted	$32,870	$13,544	$14,311	$16,185	$17,984

Fixed Charges:
Interest expense (1)	$2,667	$2,571	$2,827	$2,523	$3,102
Portion of rent expense representing interest	851	837	817	837	839
Capitalized interest	754	406	442	964	927

Fixed Charges	$4,272	$3,814	$4,086	$4,324	$4,868

Ratio of earnings to fixed charges	7.69	3.55	3.50	3.74	3.69

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.